UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Autoliv, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share Swedish Depositary Receipts, each representing one share of Common Stock
(Title of Class of Securities)

052800109
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☒	Rule 13d-l(c)

☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 052800109	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Alecta pensionsförsäkring, ömsesidigt
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	☐	(a)	Not Applicable
	☐	(b)	Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization				Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:			5.	Sole Voting Power	8,350,000
			6.	Shared Voting Power	-0-
			7.	Sole Dispositive Power	8,350,000
			8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person				8,350,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).				☐
11.	Percent of Class Represented by Amount in Row (9)				9.4%1
12.	Type of Reporting Person (See Instructions)				IC

___________________________

1 Percentage is based on 89,276,458 outstanding shares of the issuer as of October 20, 2011 as disclosed by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

Page 2 of 5 pages

Item 1.
	(a)	Name of Issuer
Autoliv, Inc.
	(b)	Address of Issuer's Principal Executive Offices
World Trade Center, Klarabergsviadukten 70, Box 70381, SE-107 24 Stockholm, Sweden

Item 2.
	(a)	Name of person filing:
Alecta pensionsförsäkring, ömsesidigt
	(b)	Address or principal business office or, if none, residence:
Regeringsgatan 107, SE-103 73 Stockholm, Sweden
	(c)	Citizenship:
Sweden
	(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share
Swedish Depositary Receipts, each representing one share of Common Stock
	(e)	CUSIP Number:
052800109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
	(j)	☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
	(k)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.
	(a)	Amount beneficially owned: 8,350,000
	(b)	Percent of class: 9.4%.
	(c)	Number of shares as to which the person has:

Page 3 of 5 pages

(i) Sole power to vote or to direct the vote 8,350,000
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 8,350,000
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) Not Applicable.
(c) Not Applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALECTA PENSIONSFÖRSÄKRING, ÖMSESIDIGT

January 23, 2012
Date

/s/ Jack Wangenheim
Signature

Jack Wangenheim, Senior Legal Counsel
Name/Title

/s/ Per Frennberg
Signature

Per Frennberg, Chief Investment Officer
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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